EXHIBIT B

OFFER TO PURCHASE

ASGI MESIROW INSIGHT FUND, LLC
c/o ALTERNATIVE STRATEGIES GROUP, INC.,
 401 SOUTH TRYON STREET, MAC D1050-052
CHARLOTTE, NC 28202

OFFER TO PURCHASE SHARES
DATED APRIL 2, 2012

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY BNY MELLON INVESTMENT SERVICING
BY APRIL 27, 2012

THE OFFER WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN STANDARD TIME, ON APRIL 27, 2012,
UNLESS THE OFFER IS EXTENDED

To the Members of
ASGI Mesirow Insight Fund, LLC:

           ASGI Mesirow Insight Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the “Fund”), is offering to repurchase for cash and/or in-kind distributions on the terms and conditions set out in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”) an amount of shares of limited liability company interest (“Shares”) or portions of Shares up to $45,802,084.58 of the net assets of the Fund at a price equal to the net asset value of the tendered Shares as of June 30, 2012 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”).  As used in this Offer, the term “Share” or “Shares,” as the context requires, shall refer to the shares of limited liability company interest in the Fund and portions thereof that constitute the two classes of Shares offered by the Fund designated as Class A (“Class A Shares”) and Class I (“Class I Shares”), that are tendered by Members of the Fund pursuant to the Offer.  The holders of the Fund’s Shares (each, a “Member”) that desire to tender Shares for repurchase must do so by 12:00 midnight, Eastern Standard Time on April 27, 2012 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s board of managers (the “Board of Managers”).  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Members to tender Shares for repurchase is called the “Notice Due Date” and is the date upon which the Offer expires.  If the Fund elects to extend the tender period, the net asset value of the Shares tendered for repurchase will be determined at the close of business on a day determined by the Fund and notified to the Members.  Shares are not traded on any established trading market and are subject to restrictions on transferability pursuant to the Fund’s Amended and Restated Limited Liability Company Agreement dated as of April 1, 2012 (as it may be further amended, modified or otherwise supplemented from time to time, the “LLC Agreement”).

           Members should realize that the value of the Shares tendered in the Offer likely will change between the most recent time net asset value was calculated and the Valuation Date when the value of the Shares tendered to the Fund for repurchase will be determined.  Members tendering their Shares should also note that they will remain Members in the Fund, with respect to Shares tendered and accepted for repurchase by the Fund, through the Valuation Date, when the net asset value of their Shares is calculated.  Any tendering

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Members that wish to obtain the estimated net asset value of their Shares in connection with the repurchase should contact the Support Desk of Alternative Strategies Group, Inc. (the “Investment Adviser”) at (866) 440-7460, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).

           Members desiring to tender all or a portion of their Shares in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to BNY Mellon in the manner set out below.

Important

           None of the Fund, the Investment Adviser, its sub-adviser, Mesirow Advanced Strategies, Inc. (the “Subadviser”) or the Board of Managers makes any recommendation to any Member whether to tender or refrain from tendering Shares.  Members must make their own decisions whether to tender Shares, and, if they choose to do so, the portion of their Shares to tender.

           Because each Member’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Shares pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Investment Adviser, the Subadviser or the Board of Managers.

           This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

           Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

ASGI Mesirow Insight Fund, LLC
c/o Alternative Strategies Group, Inc.
P.O. Box 9804
Providence, RI 02940-9814
Attention:  Tender Offer Administrator
Phone:  (800) 305-0816
Fax:  (508) 599-7836

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TABLE OF CONTENTS

1.	Summary Term Sheet	1
2.	Background and Purpose of the Offer	2
3.	Offer to Purchase and Price	3
4.	Amount of Tender	3
5.	Procedure for Tenders	4
6.	Withdrawal Rights	4
7.	Purchases and Payment	5
8.	Certain Conditions of the Offer	6
9.	Certain Information About the Fund	7
10.	Certain Federal Income Tax Consequences	8
11.	Miscellaneous	8

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1.           SUMMARY TERM SHEET

              This Summary Term Sheet highlights certain information concerning the Offer.  To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.  Section references are to this Offer to Purchase.

●
The Fund is offering to repurchase Shares in an amount up to $45,802,084.58 of the net assets of the Fund.  The Fund will repurchase your Shares at their net asset value calculated as of the Valuation Date.  The net asset value of Shares will be calculated for this purpose as of June 30, 2012 or, if the Offer is extended, as of any later Valuation Date.  The Offer will remain open until 12:00 midnight, Eastern Standard Time, on April 27, 2012 (or, if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

●
The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.  The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the period ending on March 31, 2013, which the Fund expects will be completed by the end of May, 2013.

●	A Member may tender all or a portion of its Shares. See Section 4.

●
If you tender your Shares and the Fund repurchases those Shares, upon the expiration of the Offer, the Fund will identify an amount of any underlying hedge fund securities being liquidated and cash approximately worth an amount equal to the net asset value of the Shares tendered and accepted for repurchase (valued in accordance with the LLC Agreement) determined as of June 30, 2012 (or, if the Offer is extended, the net asset value determined on the Valuation Date).

●
The Fund intends to make an initial payment (“Initial Payment”) for repurchased Shares as follows: (A) for Members from whom the Fund accepts for repurchase only a portion of their Shares, the Fund intends to pay 100% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date; and (B) for Members from whom the Fund accepts for repurchase all of their Shares, the Fund intends to pay 95% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date.  Payments in connection with tenders generally will be made approximately, but no earlier than, thirty-five (35) days after the Valuation Date.  The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of such estimated net asset value.  The Fund will pay the balance, if any, of the purchase price based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective.  This amount will be subject to adjustment upon completion of the annual audit of the Fund’s financial statements for the fiscal year in which the repurchase is effected.  (It is expected that the Fund’s annual audit will be completed within 60 days after March 31, 2013.)  The Board may, however, pay a portion of the repurchase price in securities having a value, determined as of the applicable Valuation Date, equal to the fair market value of such securities.

●
A Member who tenders for repurchase only a portion of the Member’s Shares is required to maintain a capital account balance of at least $25,000.  If a Member tenders a portion of the Member's Shares and the repurchase of that portion would cause the Member’s capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of

Shares to be repurchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member’s Shares.

●
If the Fund accepts the tender of your Shares, the Fund will pay you in the form of cash distributions equal to the value of the Shares repurchased; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.  See Section 7.

●
If you desire to tender Shares for repurchase, you must do so by 12:00 midnight, Eastern Standard Time, on April 27, 2012 (or, if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until that time, you have the right to change your mind and withdraw any tenders of your Shares.  Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted your tender of Shares on or prior to May 25, 2012 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Shares after May 25, 2012.  See Section 6.  To request a form of withdrawal notice, please contact the Fund, the contact information for which can be found in Section 9 below.

●
If you would like us to repurchase your Shares, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to ASGI Mesirow Insight Fund, LLC, c/o Alternative Strategies Group, Inc., P.O. Box 9804, Providence, RI 02940-9814, Attention: Tender Offer Administrator; or (ii) fax it to BNY Mellon at (508) 599-7836, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Standard Time, on April 27, 2012.  The value of your Shares may change between the most recent time net asset value was calculated and the Valuation Date when the value of the Shares being repurchased will be determined.  See Section 3.

●
As of the close of business on February 29, 2012, the Fund had approximately $183,208,338 in outstanding capital.  As a result of the Reorganization (as defined below), effective as of April 1, 2012, approximately $10,766,937 and $172,441,400 of such outstanding capital were allocated to the Fund’s Class A Shares and Class I Shares, respectively.  If you would like to obtain the estimated net asset value of your Shares, which the Fund calculates from time to time, based upon the information the Fund receives from the managers of the investment funds in which the Fund invests (the “Investment Funds”), you may contact the Support Desk of the Investment Adviser at (866) 440-7460, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).  See Section 3.

2.         BACKGROUND AND PURPOSE OF THE OFFER.

    The purpose of the Offer is to provide liquidity to the Members that hold Shares in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the LLC Agreement. The Registration Statement and the LLC Agreement provide that the Board of Managers has the discretion to determine whether the Fund will repurchase Shares from time to time from Members pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendations of the Investment Adviser.  The Registration Statement also states that the Investment Adviser expects that it will recommend to the Board of Managers that the Fund offer to repurchase Shares from Members quarterly each year.  The Fund commenced operations as a registered investment company on August 1, 2008.

    Because there is no secondary trading market for Shares and transfers of Shares are subject to significant transfer restrictions, the Board of Managers has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the LLC Agreement and the recommendations of the Investment Adviser.  While the Investment Adviser intends to recommend to the Board of Managers that the Fund offer to repurchase Shares, or portions of them, on a quarterly basis each year, the Board of Managers is under no obligation to follow such recommendations.

    The repurchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Shares.  Members that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered.  These risks include the potential for greater volatility due to a more limited portfolio.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Members that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Members from time to time.  Payment for Shares repurchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than Mesirow Advanced Strategies, Inc. (the “Subadviser”) would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

    Shares that are tendered to the Fund in connection with the Offer will be retired.  The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Investment Adviser.

    The tender of Shares by a Member will not affect the record ownership of such Member for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are repurchased.  You should also realize that although the Offer is scheduled to expire on April 27, 2012 (unless it is extended), you will remain a Member of the Fund with respect to the Shares you tendered that are accepted for repurchase by the Fund through the Valuation Date.

3.         OFFER TO PURCHASE AND PRICE.

    The Fund will, on the terms and subject to the conditions of the Offer, repurchase an amount of Shares up to $45,802,084.58 of the net assets of the Fund that are tendered by Members by 12:00 midnight, Eastern Standard Time, on April 27, 2012 (or, if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date.  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below.  The value of the Shares tendered for repurchase will be their net asset value as of June 30, 2012 or, if the Offer is extended, as of any later Valuation Date, payable as set out in Section 7.  For Members tendering only a portion of their Shares and who are existing Members at the time the Fund’s accountants complete the Fund’s next audit, any final adjustments to the value of Shares will be reflected in the audited net asset value of all Shares tendered, determined as of the Valuation Date.

4.         AMOUNT OF TENDER.

    Subject to the limitations set out below, a Member may tender all or a portion of its Shares.  If a Member tenders a portion of its Shares in an amount that would cause the Member’s capital account balance to fall below the required minimum account balance of at least $25,000, the Fund reserves the right to reduce the portion of Shares to be repurchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member’s Shares.

    If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to $45,802,084.58 of the net assets of the Fund (or such greater amount as the Fund may elect to repurchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, repurchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below.  If Shares in excess of $45,802,084.58 of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will in its sole discretion either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.  The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

5.         PROCEDURE FOR TENDERS.

    Members wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by  April 27, 2012 (or, if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to BNY Mellon, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to BNY Mellon, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by BNY Mellon, either by mail or by fax, no later than 12:00 midnight, Eastern Standard Time, on April 27, 2012 (or, if the Offer is extended, no later than any later Notice Due Date).

    The Fund recommends that all documents be submitted to BNY Mellon via certified mail, return receipt requested, or by facsimile transmission.  Members wishing to confirm receipt of a Letter of Transmittal may contact BNY Mellon at the address or telephone number set out on the first page of the Letter of Transmittal.  The method of delivery of any documents is at the election and complete risk of the Member tendering Shares, including, but not limited to, the failure of BNY Mellon to receive any Letter of Transmittal or other document submitted by facsimile transmission.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Member, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  None of the Fund, the Investment Adviser, the Subadviser or the Board of Managers will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.         WITHDRAWAL RIGHTS.

    Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Shares.  Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described in Section 5.  Pursuant to Rule 13e-4 of the Exchange Act, if the Fund has not yet accepted a Member’s tender of Shares on or prior to May 25, 2012 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Shares after such date.  To be effective, any notice of withdrawal must be timely received by BNY Mellon at the address or fax number set out on the first page of the Letter of Transmittal.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding.  A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.  To request a form of withdrawal notice, please contact the Fund, the contact information for which can be found in Section 9 below.

7.         PURCHASES AND PAYMENT.

    For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Member of its election to repurchase such Shares.  As stated in Section 3 above, the amount offered for the Shares tendered by Members will be the net asset value thereof as of June 30, 2012, or, if the Offer is extended, as of any later Valuation Date.  The net asset value will be determined after all allocations to capital accounts of the Members required to be made by the LLC Agreement have been made.  The Fund will not pay interest on the repurchase amount.

●
The Fund intends to make an initial payment (“Initial Payment”) for repurchased Shares as follows: (A) for Members from whom the Fund accepts for repurchase only a portion of their Shares, the Fund intends to pay 100% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date; and (B) for Members from whom the Fund accepts for repurchase all of their Shares, the Fund intends to pay 95% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date.  Payments in connection with tenders generally will be made approximately, but no earlier than, thirty-five (35) days after the Valuation Date.  The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of such estimated net asset value.  The Fund will pay the balance, if any, of the purchase price based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective.  This amount will be subject to adjustment upon completion of the annual audit of the Fund’s financial statements for the fiscal year in which the repurchase is effected.  (It is expected that the Fund’s annual audit will be completed within 60 days after March 31, 2013.)  The Board may, however, pay a portion of the repurchase price in securities having a value, determined as of the applicable Valuation Date, equal to the fair market value of such securities.

●
When Shares are repurchased by the Fund, Members will generally receive cash distributions equal to the value of the Shares repurchased. However, in the sole discretion of the Fund, the proceeds of repurchases of Shares may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

    The Payment will be transmitted to the Member by BNY Mellon on behalf of the tendering Member.  Any cash payment due will be made by wire transfer directly to the tendering Member to an account designated by the Member in the Letter of Transmittal.

    A Member who tenders for repurchase only a portion of the Member's Shares is required to maintain a capital account balance of at least $25,000.  If a Member tenders a portion of the Member's Shares and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Shares to be repurchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member’s Shares.

    The Fund will make payment for Shares it repurchases pursuant to the Offer in the form of cash distributions equal to the value of the Shares repurchased; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.  None of the Fund, the Board of Managers, the Investment Adviser or the Subadviser have determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer.  However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the repurchase of its Shares, subject to compliance with applicable law, through borrowings.  If the Fund funds any portion of the repurchase amount in that manner, it will deposit assets in a special custody account with its custodian, The Bank of New York Mellon, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account.  The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new Members, withdrawals of its capital from the Investment Funds or from the proceeds of the sale of securities and portfolio assets held by the Fund.

    Although the Fund has retained the option to pay all or a portion of the repurchase amount by distributing in-kind distributions, the repurchase amount will most likely be paid entirely in cash, except in the unlikely event that the Investment Adviser determines that the distribution of securities is necessary to avoid or mitigate any material adverse effect of the Offer on the Fund or on the Members not tendering their Shares.  There are costs and risks associated with the receipt of in-kind distributions in exchange for a Member’s Shares.  For example, a Member may incur brokerage charges and other selling expenses when it sells its in-kind distributions, and the proceeds of any such sale of securities may be less than the cash value of a Member’s Shares as of the Valuation Date.  In the event any payment for the Shares tendered hereby is in the form of in-kind distributions, an arrangement for delivery of such securities will be made by the Investment Adviser and notified to the Member.

8.         CERTAIN CONDITIONS OF THE OFFER.

    In the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension.  In the event that the Fund elects to extend the tender period, the net asset value of the Shares tendered for repurchase may be determined as of a later Valuation Date.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer:  (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to repurchase or pay for any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares.  If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

    The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to repurchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Shares tendered pursuant to the Offer were repurchased; (c) the Board of Managers determines that it is not in the best interest of the Fund to repurchase Shares pursuant to the Offer; or (d) for any other periods that the Securities and Exchange Commission (“SEC”) permits by order for the protection of Members.

9.         CERTAIN INFORMATION ABOUT THE FUND.

    The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company.  It is organized as a Delaware limited liability company.  Prior to April 1, 2012 the Fund operated as a master fund in a master-feeder structure.  Following Member approval, as of April 1, 2012 the master-feeder structure was reorganized resulting in a single fund, the Fund, which has two separate share classes (as discussed above) (the “Reorganization”).  Subscriptions for Shares of the Fund were first accepted for investment as of August 1, 2008.  The principal office of the Fund is c/o Alternative Strategies Group, Inc., 401 South Tryon Street, MAC D1050-052, Charlotte, NC 28202 and the telephone number is (866) 440-7460. Shares are not traded on any established trading market and are subject to restrictions on transferability pursuant to the LLC Agreement.

    Effective April 1, 2012, the Fund has elected to be classified as a “regulated investment company” (“RIC”) for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended.  The RIC election, among other things, requires the Fund to pay dividends and capital gain distributions at least annually to Members.  Therefore the Board of Managers has adopted a Dividend Reinvestment Plan which enables a simple way for Members to reinvest dividends in the Fund, with no action required by Members.  Members are automatically enrolled in the Dividend Reinvestment Plan but may opt out at any time by notice to the Member’s intermediary (who should be directed to inform the Fund).

    Other than as discussed herein, none of the Fund, the Investment Adviser, the Subadviser, the Board of Managers or any person controlling the Fund, the Investment Adviser or the Subadviser has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any repurchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6), (7) and (8) (these subsections of Regulation M-A ss. 229.1006(c) are not applicable to the Fund because Shares are not traded in any market); (9) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Managers), or the disposition of Shares (other than through periodic repurchase offers, including the Offer); or (10) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

10.       CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

    The following discussion is a general summary of the federal income tax consequences of the repurchase of Shares by the Fund for cash pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Shares by the Fund pursuant to the Offer.

    The repurchase or transfer of Shares may result in a taxable gain or loss to the tendering Member. Different tax consequences may apply for tendering and non-tendering Members in connection with a repurchase offer. For example, if a Member does not tender all of his or her Shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Members. On the other hand, Members who tender all of their Shares (including Shares deemed owned by Members under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss. Such gain or loss is measured by the difference between the Member’s amount received and his or her adjusted tax basis of the Shares. For non-corporate Members, gain or loss from the transfer or repurchase of Shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held. Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

    Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund.  If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

    Pursuant to Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.”  A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Member, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years).  Members should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

11.       MISCELLANEOUS.

    The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

    The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer.  A free copy of such statement may be obtained by contacting BNY Mellon at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet website, http://www.sec.gov.  A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 100 F Street, NE, Washington, DC 20549.